07026327

centrica

082-04578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	29 August, 2007
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

PROCESSED
AUG 3 1 2007
THOMSON
FINANCIAL

RECEIVED
2007 AUG 29 A 5:32

8/29

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

Centrica plc
28 August 2007

Centrica plc director declaration

It is hereby announced that Sam Laidlaw, Chief Executive of Centrica plc, resigned as a non-executive director of Hanson PLC ("Hanson") with effect from 24 August 2007. This resignation resulted from the scheme of arrangement in relation to the recommended acquisition of Hanson by Lehigh UK Limited, a wholly-owned direct subsidiary of HeidelbergCement AG.

This disclosure is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

29 August 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

END